Exhibit 12-B
ATLANTIC CITY ELECTRIC COMPANY

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in Thousands)

	3 Months Ended March 31,	Year Ended December 31,
	2002	2001	2000	1999	1998	1997
Income before extraordinary item	$5,057	$75,476	$54,434	$63,930	$30,276	$85,747

Income taxes	3,883	46,698	36,746	49,326	18,178	50,442

Fixed charges:
Interest on long-term debt including amortization of discount, premium and expense	13,995	62,166	76,178	60,562	63,940	64,501
Other interest	641	3,314	4,518	3,837	3,435	3,574
Preferred dividend requirements of subsidiary trusts	1,905	7,619	7,619	7,634	6,052	5,775

Total fixed charges	16,541	73,099	88,315	72,033	73,427	73,850

Earnings before extraordinary item, income taxes and fixed charges	$25,481	$195,273	$179,495	$185,289	$121,881	$210,039

Fixed charges	$16,541	$73,099	$88,315	$72,033	$73,427	$73,850
Preferred dividend requirements	546	2,724	3,571	3,777	5,289	7,506

	$17,087	$75,823	$91,886	$75,810	$78,716	$81,356

Ratio of earnings to fixed charges and preferred dividends	1.49	2.58	1.95	2.44	1.55	2.58

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of subsidiary trusts, and the estimated interest component of rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.